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                                                November 15, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

Re:   Swiss Helvetia Fund, Inc.
      Remove Form 13F-HR EDGAR Filing Filed on November 14, 2002 File No. 028-10291

Dear Sir or Madam:

         Please remove the Swiss Helvetia Fund, Inc. Form 13F-HR filing filed on November 14, 2002 with accession number 0001004402-02-000484. It was submitted under the wrong Registrant CIK number and was refiled under the correct Registrant CIK number on November 14, 2002.

                                        Very truly yours,

                                        /S/ Patrick J. Keniston

                                        Patrick J. Keniston
                                        Forum Administrative Services, Inc.